Tampon Tribe

Annual Balance Sheet

For the period ending December 31, 2019

	As Of:	December 31, 2019	December 31, 2018
Assets			
Chase - Checking - 5570		32,816.74	81,046.39
Silicon Valley Bank - Checking - 2991		149.62	886.00
PayPal		166.88	39.29
Accounts Receivable		1,698.89	1,698.89
Loan to Shareholder - Gabriela Alves		810.22	1,454.86
Loan to Shareholder - Jennifer Eden		-6,953.91	-6,953.91
Inventory		24,258.16	24,258.16
Prepaid Expenses		275.00	275.00
Investments		5,840.00	5,840.00
Temporary Holds		0.00	0.00
Amazon Unavailable Balance		-140.83	133.70
AR Clearing Account		223.62	223.62
PayPal Clearing Account		-94.55	-94.55
Money in transit		0.00	0.00
Total Assets		**59,049.84**	**108,807.45**
Liabilities			
Chase - Credit Card - (2756) 8405		2,758.68	12,564.68
Rounding		-0.08	-0.08
Accounts Payable		1,745.70	1,745.70
Sales Tax Payable		345.10	345.10
Unearned Revenue		25.00	25.00
Promissory Note		100,000.00	0.00
Lachlan Cameron - Convertible Note		10,000.00	10,000.00
Starta-Brightsky Ventures - Convertible Note		40,000.00	0.00
Wefunder - Convertible Note		176,842.50	121,172.50
Unknown Investor - Convertible Note		174,643.55	174,643.55
Clearbanc		-9,727.98	0.00
Total Liabilities		**496,632.47**	**320,496.45**
Equity			
Current Year Earnings		-225,893.63	-18,711.39
Retained Earnings		-211,689.00	-192,977.61
Total Equity		**-437,582.63**	**-211,689.00**
Total Liabilities and Equity		**59,049.84**	**108,807.45**